Gregory E. Struxness

Direct Dial: 503-226-8449

E-Mail: ges@aterwynne.com

February 8, 2018

Kim McManus, Senior Counsel

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Iron Bridge Mortgage Fund LLC Offering Statement on Form 1-A Filed December 19, 2017 File No. 024-10777

Dear Ms. McManus:

On behalf of Iron Bridge Mortgage Fund LLC (the “Company”), this letter is submitted in response to the Staff’s comment letter dated January 16, 2018 relating to the above-captioned Offering Statement on Form 1-A (the “Offering Statement”). The Staff’s comment is set forth below along with the Company’s response to such comment. Simultaneous herewith, the Company is filing Amendment No. 1 to its Offering Statement on Form 1-A.

Comment

Management Fees, page 77

1. Please update the management fee disclosure to include your recently completed fiscal year. Refer to Item 11(a) of Form 1-A.

Response

The management fee disclosure has been updated as requested.

Please contact me if you have any questions or further comments.

Very truly yours,

/s/ Gregory E. Struxness
Gregory E. Struxness

cc:    Gerard Stascausky

GROWTH-MINDED LAW